SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

THE OFFERING OF NOTES DESCRIBED HEREIN IS CONDUCTED EXCLUSIVELY IN BRAZIL AND THIS EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF AMBEV S.A. DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THESE NOTES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER SECURITIES ACT OF 1933, AS AMENDED. WE HAVE NOT REGISTERED AND DO NOT INTEND TO REGISTER THE OFFER AND SALE OF THE NOTES IN THE UNITED STATES.

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on April 9, 2020, drawn up in summary form

1.	Date, Time and Venue.On April 9, 2020, starting at 4:30 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.
2.

Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite, Cecília Sicupira, Nelson José Jamel, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa. Justified absence of Mr. José Heitor Attilio Gracioso.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.
4.	Resolutions. After analysis and discussion of the matters included in the agenda, the following was decided, unanimously and with no restrictions, by the board members participating on the meeting
4.1.

To approve, under the terms of article 21, item “v”, of the Company's bylaws and under articles 6 and 7 of Ruling No. 566, from July 31, 2015, of the Securities and Exchange Commission (“CVM”), as amended (“CVM Ruling 566”), the first issuance of commercial promissory notes, in a single series, by the Company, in the total amount of eight hundred and fifty million reais (BRL 850,000,000.00), on the Issuance Date (“Issuance” and “Promissory Notes”, respectively), under the terms of CVM Ruling 566, which will be subject to public distribution with restricted efforts, according to CVM Ruling No. 476, from January 16, 2009, as amended (“CVM Ruling 476” ), and other applicable legal and regulatory provisions (“Offer”), being automatically exempted from registration with CVM, under the terms of CVM Ruling 476, which conditions and specifications shall be detailed and regulated by means of the credit titles of the Promissory Notes to be issued by the Company (“Credit Titles”), among which the following main specifications and conditions stand out:

(a)	Total Issuance Amount. The total of the Issuance shall be eight hundred and fifty million reais (BRL 850,000,000.00), on the Issuance Date (as defined below);
(b)

Issuance Date. For all legal purposes and effects, the issuance date of the Promissory Notes shall be the date of its effective subscription and payment, which will be informed in the Credit Titles, under the terms of article 3 of CVM Ruling 566 (“Issuance Date”);

(c)	Issuance Number. This Issuance represents the first issuance of commercial promissory notes of the Company;

(d)	Unitary Par Value.The unitary par value of the Promissory Notes, on the Issuance Date, shall be fifty million reais (BRL 50,000,000.00) ("Unitary Par Value");
(e)	Number of Promissory Notes. Seventeen (17) Promissory Notes shall be issued;
(f)	Series Number: The Issuance will be carried out in a single series;
(g)

Term and Maturity Date. The Promissory Notes will have a maturity of up to three hundred and sixty-five (365) days counted from the Issuance Date (“Maturity Date”), except in the event of early liquidation resulting from an Early Redemption Offer (as defined below) or early termination set forth in the relevant Credit Titles;

(h)

Trustee. Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., a financial institution authorized to act by the Central Bank of Brazil, acting from its branch in the City of São Paulo, State of São Paulo, Rua Joaquim Floriano 466, bloco B, conj. 1401, Itaim Bibi, Zip Code 04534-002, enrolled with the Corporate Taxpayer’s Registry (CNPJ/ME) under No. 15.227.994/0004-01 (“Trustee”), will be hired, under the terms of the Credit Titles and the services agreement to be entered into by and between the Trustee and the Company, in order to represent the holders of the Promissory Notes (“Title Holders”), subject to the provisions of CVM Ruling 583, from December 20, 2016, as amended;

(i)

Proof of Ownership. For all legal purposes, the ownership of the Promissory Notes will be confirmed by the possession of the Credit Titles, under the terms of the applicable law to such type of credit titles. Additionally, the ownership of the Promissory Notes will be confirmed by means of a statement issued by B3 S.A. – Brasil, Bolsa, Balcão  – Segment CETIP UTVM (“B3”) under the name of the relevant holder of the Promissory Notes, for the Promissory Notes that are electronically deposited with B3;

(j)	Funds Destination. The funds raised through the Offer will be fully used to fund the Company's working capital;
(k)

Payment of the Unitary Par Value. The Unitary Par Value will be paid in full by the Company to the Title Holders in a single installment, on the Maturity Date or on the early liquidation date, in the event of an Early Redemption Offer or early termination of the Promissory Notes, under the terms of the relevant Credit Titles;

(l)	Update of the Unitary Par Value. The Unitary Par Value of each Promissory Note will not be monetarily updated;
(m)

Compensation. The Unitary Par Value of each Promissory Note will bear compensatory interests corresponding to the accrued variation of one hundred percent (100%) of the daily average rates of DI - Interbank Deposits of one day, "over extra group", expressed as a percentage per year, based on two hundred and fifty-two (252) Business Days (as defined below), daily calculated and published by B3 S.A. – Brasil, Bolsa, Balcão, on the daily newsletter available in its website (http://www.b3.com.br) (“DI Rate”), exponentially increased of surcharge (spread) equal to two integers and sixty hundredths percent (2.60%) per year, based on two hundred and fifty-two (252) Business Days (“Surcharge” and, jointly with DI Rate, the “Compensation”), calculated exponentially and cumulatively as pro rata temporis per Business Days elapsed, from the Issuance Date until the actual payment date, considering, for such purpose, the criteria established on the “Notebook of Formulas, Commercial Notes - CETIP21”, available on the B3 website (http://www.b3.com.br), calculated according to the formula to be set forth in the Credit Titles;

(n)

Compensation Payment Date.The Compensation will be paid in full by the Company to the Title Holders in a single installment, on the Maturity Date or on the early liquidation date, in the event of an Early Redemption Offer or early termination of the Promissory Notes, under the terms of the relevant Credit Titles;

(o)

Terms Extension. The terms for the payment of any obligation relating to the Promissory Notes set forth in the Credit Titles will be considered automatically extended if their expiration date coincides with any day that is a Saturday, Sunday or national holiday until the first (1st) subsequent Business Day, with no increase in the amounts to be paid. For the purposes of the Issuance, “Business Day(s)” means any day except Saturdays, Sundays and national holidays;

(p)	Scheduled Renegotiation. The Promissory Notes will not be subject to scheduled renegotiation;
(q)	Optional Early Redemption of Promissory Notes. The Promissory Notes cannot be redeemed in advance on an optional basis by the Company;
(r)

Early Redemption Offer. The Company may, at its sole discretion, make, at any time, an early redemption offer for all or part of the Promissory Notes, which shall be addressed to all Title Holders, with no distinction, ensuring equal conditions for all to accept the early redemption of the Promissory Notes that they hold, in accordance with the terms and conditions set forth in the Credit Titles (“Early Redemption Offer”). The Company will carry out the Early Redemption Offer by publishing an announcement to be widely disclosed under the terms of the Promissory Notes, or by sending a communication to all Title Holders, with a copy to the Trustee, with, at least, ten (10) days and, at most, forty five (45) days in advance of the date intended for the redemption, which must describe the terms and conditions of the Early Redemption Offer, including: (i) the form and term of manifestation of the Title Holders who accept the Early Redemption Offer to the Company, with a copy to the Trustee, which term cannot be less than five (5) days, (ii) the number of Promissory Notes subject to the Early Redemption Offer, (iii) the effective date for the full redemption of the Promissory Notes and payment of the amounts due to the Title Holders, (iv) the percentage of the early redemption premium, if any, which cannot be negative, (v) the estimate of the amount to be paid to the Title Holders in case of adhesion to the Early Redemption Offer, and (vi) the other information necessary for the decision making and operationalization by the Title Holders (“Early Redemption Offer Notice”). After the publication or communication of the Early Redemption Offer terms, the Title Holders who choose to adhere to said offer shall communicate, irrevocably and irreversibly, directly to the Company, with a copy to the Trustee, within the term provided for in the Early Redemption Offer Notice. The redemption of all Promissory Notes shall take place on a single date. At the time of redemption arising from the Early Redemption Offer, the Company must notify B3 of its occurrence with at least three (3) Business Days in advance. The Promissory Notes subject to the Early Redemption Offer that are redeemed by the Company must be mandatorily canceled by the Company, subject to the regulations in force. If (i) the Promissory Notes are deposited electronically in B3, the early redemption of the Promissory Notes must occur in accordance with the operational procedures provided for by B3, or (ii) the Promissory Notes are held in custody out of B3 environment, the early redemption of the Promissory Notes must take place at the Company's headquarters or in accordance with the operating procedures provided for by the Mandated Bank (as defined below), as applicable. All costs arising from the Early Redemption Offer will be fully borne by the Company. The Early Redemption Offer is irrevocable and irreversible by the Company. If the Company fails to redeem the Promissory Notes held by Title Holders that have expressed to be in favor of the redemption on the date set forth in the Early Redemption Offer Notice, then, in addition to the Compensation, Late Payment Fees (as defined below) will also be charged until the date of the actual payment. If the adhesion of the Title Holders to the Early Redemption Offer exceeds the maximum quantity covered by the Early Redemption Offer proposed by the Company, the Company may (i) redeem all of the Title Holders that have adhered to the Early Redemption Offer, as if such maximum quantity was inexistent, or (ii) cancel the Early Redemption Offer, informing the Title Holders within two (2) Business Days as of the confirmation, by the Company, of the number of Title Holders that have adhered to the Early Redemption Offer. If the Company does not take action within such term, the Early Redemption Offer will be cancelled;

(s)

Late Payment Fees.In the event of delay by the Company in the payment of any amount due to the Title Holders under the terms of the relevant Credit Titles, any and all amounts in arrears will bear, regardless of notice, notification or judicial or extrajudicial interpellation, (i) default interest of one percent (1%) per month, calculated pro rata temporis, from the maturity date until the actual payment date, and (ii) non-compensatory fine of two percent (2%) (“Late Payment Fees”), without prejudice to the payment of the Compensation;

(t)	Guarantees.The Promissory Notes will not have any real or personal guarantees and shall not be guaranteed;
(u)

Early Termination.In compliance with the provisions of the Credit Titles, the obligations relating to the Promissory Notes may be considered early terminated by the Trustee, as the representative of the Title Holders, regardless of notice, notification or judicial or extrajudicial interpellation, due to the occurrence of certain events, which will be negotiated based on automatic and non-automatic early termination scenarios commonly seen in transactions of this nature and will be detailed in the Credit Titles. If the obligations relating to the Promissory Notes are declared due in advance, the Company must immediately communicate B3 and redeem all the Promissory Notes, with their subsequent cancellation, at the Unitary Par Value of the Promissory Notes, increased by the applicable Compensation, calculated pro rata temporis, from the Issuance Date to the actual payment date, with no prejudice to the payment of Late Payment Fees, when applicable, and of any other amounts that may be due by the Company under the terms set forth in the Credit Titles;

(v)

Placement and Distribution Procedure. The Promissory Notes will be subject to public distribution, with restricted efforts, as per the terms of CVM Ruling 476, under the strict guarantee scheme of placement of the Lead Coordinator (as defined below), for the amount of eight hundred and fifty million reais (BRL 850,000,000.00), according to the terms of the “Coordination, Placement and Public Distribution Agreement of Promissory Notes, with Restricted Efforts, under the Strict Guarantee Scheme of Placement, in a Single Series, of the First (1st) Issuance by Ambev S.A.", to be entered into by and between the Company and the institution(s) that is(are) part of the securities distribution system that may be hired to intermediate the Offer ("Distribution Agreement" and “Lead Coordinator”, respectively);

(w)

Distribution Plan. The distribution plan will be organized by the Lead Coordinator and will follow the procedures described in CVM Ruling 476 and in the Distribution Agreement, targeting exclusively Professional Investors (as defined in the Credit Titles). For this purpose, the Lead Coordinator may access a maximum of seventy five (75) Professional Investors, with the possibility of subscription or acquisition of the Promissory Notes by a maximum of fifty (50) Professional Investors, under the terms of article 3, items I and II, of CVM Ruling 476;

(x)

Distribution, Trading and Electronic Custody. The Promissory Notes will be deposited for (i) distribution in the primary market exclusively through the Assets Distribution Module (MDA – Modo de Distribuição de Ativos) (“MDA”), managed and operated by B3, and the distribution will be financially liquidated through B3, provided that, simultaneously with the liquidation, the Promissory Notes will be deposited on behalf of their relevant Title Holders in the B3 Electronic Custody System, and (ii) trading on the secondary market through CETIP21 – Bonds and Securities, managed and operated by B3, and the negotiations will be financially liquidated and the Promissory Notes deposited electronically at B3. The Promissory Notes may only be traded, as provided for in articles 13 and 15 of CVM Ruling 476, in the regulated securities markets after ninety (90) days have elapsed from the date of their subscription or acquisition by Professional Investors, except in the event of the batch of Promissory Notes subject to the exercise of the strict guarantee by the Lead Coordinator, provided that, in the subsequent negotiation: (i) the negotiation restriction of ninety (90) days referred to above, as from the exercise of the strict guarantee, shall be observed by the acquirer, and (ii) the limitations and conditions set forth in articles 2 and 3 of CVM Ruling 476 and other applicable legal and regulatory provisions must be observed;

(y)

Form, Subscription and Payment.The Promissory Notes will be issued in cartulary form, and will be held in custody at Itaú Corretora de Valores S.A., a company regularly incorporated and authorized to operate by the Central Bank of Brazil under the terms of the Resolution of the Brazilian National Monetary Council No. 1655, of October 26, 1989, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3500, 3rd floor, ZIP Code 04538-132, enrolled with Corporate Taxpayer’s Registry (CNPJ/ME) under No. 61.194.353/0001-64, as custodian services provider for the physical custody of the Promissory Notes("Custodian", the definition of which includes any other institution that shall succeed the Custodian in providing the custodian services for the Promissory Notes), and will circulate in full endorsement, with no guarantee from the endorser, of mere transfer of ownership. While subject to the central deposit, the circulation of the Promissory Notes will operate by book-entry registries in the deposit accounts held with B3, which will endorse the Credit Titles of the Promissory Notes to the definitive creditor in the event of extinction of the B3 registration. Itaú Unibanco S.A., a financial institution with address in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, ZIP Code 04344-902, enrolled with Corporate Taxpayer’s Registry (CNPJ/ME) under No. 60.701.190/0001-04, will be hired to act as the Issuance’s mandated bank (“Mandated Bank”, the definition of which includes any other institution that may succeed the Mandated Bank in the rendering of mandated bank services of the Issuance). The price of subscription and payment of the Promissory Notes will correspond to the Unitary Par Value and its payment shall be in cash, upon subscription, on the Issuance Date, exclusively through the MDA, in accordance with the liquidation rules of B3, in national currency. All Promissory Notes will be subscribed and paid on the same date. The subscription price may be increased by goodwill or negative goodwill on the payment date, as long as they are offered under equal conditions to the Professional Investors;

(z)

Payment Location. The payments to which the Title Holders are entitled will be made by the Company on the relevant maturity date in accordance with B3 procedures for the Promissory Notes that are electronically deposited at B3 or, if they are not electronically deposited at B3, at the Company's headquarters, or, also, in accordance with the procedures adopted by the Mandated Bank, as applicable. Those that are Title Holders at the end of the business day immediately preceding the relevant payment date will be entitled to receive any amount due; and

(aa)	Other Specifications. The other specifications of the Promissory Notes and the Offer will be described in each of the Credit Titles.

4.2.

To approve the authorization for the Executive Board of Directors the Company to perform all acts necessary to carry out, formalize, perfect and conclude the Issuance and the Offer, especially, but not limited to, with regard to the (a) discussion, negotiation and definition of the terms and conditions of the Promissory Notes: (b) hiring of the Lead Coordinator  to carry out the placement of the Promissory  Notes within the scope of the Offer through the execution of the Distribution Agreement, as well as the hiring of the other services relating to the Issuance and the Offer, including, but not limited to, the Mandated Bank, the Custodian, the Trustee and the legal advisors, among other service providers that may be required, being authorized, for this purpose, to negotiate and fix the price and conditions for the relevant service providers and to enter into the relevant agreements; and (c) issuance of the Credit Titles, execution of agreements with the service providers indicated in item (b) above, including, but not limited to, the Distribution Agreement, for the hiring of the Lead Coordinator, in order to carry out the public distribution of the Promissory Notes, and any other documents that may be necessary to conduct the Issuance and the Offer, as well as any amendments  and powers-of-attorney that may be necessary.

4.3.	Ratify any and all acts performed until now by the Executive Board of Directors and/or attorneys-in-fact of the Company for the implementation of the Issuance and the Offer.
5.	Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, April 9, 2020.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Milton Seligman	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Cecília Sicupira	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Vicente Falconi Campos
/s/ Roberto Moses Thompson Motta	/s/ Nelson José Jamel /s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer